FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Pipeline Announcement

25 April 2003

CELLTECH GROUP PLC

Celltech Group plc was today informed that Merck is issuing the following press release in respect of the discontinuation of Phase II studies of the lead compound in their joint collaboration.

"Merck Discontinues Development of Phosphodiesterase-4 (PDE-4) Inhibitor Compound

WHITEHOUSE STATION, N.J., April 25, 2003 - Merck & Co., Inc. announced today that it is discontinuing development of its lead Phosphodiesterase-4 (PDE-4) inhibitor compound, currently in Phase II clinical trials, for the treatment of asthma and chronic obstructive pulmonary disease (COPD). The company is continuing its research in the field of asthma and COPD through the ongoing study of other PDE-4 inhibitor molecules. The timing for the development of these other molecules is not certain."

Enquiries:

For further information contact:

Celltech Group plc                                                                                                                                 +44 (0)1753 534 655
Dr Göran Ando, CEO
Peter Allen, CFO
Richard Bungay, Director of Corporate Communications

Brunswick London                                                                                                                                +44 (0)20 7404 5959
Jon Coles
Fiona Fong

Brunswick New York                                                                                                                                 +1 212 333 3810
Cindy Leggett-Flynn

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 25 April 2003